December 14, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

RE:	NexGel, Inc. Registration Statement on Form S-1 Originally Filed November 9, 2021, as amended Request for Acceleration

File No. 333-260897

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, NexGel, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”) to 4:30 p.m., Eastern Time, on Thursday, December 16, 2021, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Jeffrey M. Quick of Quick Law Group PC at (720) 259-3393.

Very truly yours,

NexGel, Inc.

By:	/s/ Adam Levy
Adam Levy Chief Executive Officer